CUSIP No. 74443P104    13D/A    Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

___________________________________________________

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

74443P104
(CUSIP Number)

Philip A. Falcone
450 Park Avenue, 30th Floor
New York, New York 10022
(212) 339-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2018
(Date of Event which Requires Filing of this Statement)

___________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104    13D/A    Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philip A. Falcone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,543,190(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,543,190(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,543,190(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.37%(1)

14	TYPE OF REPORTING PERSON
IN

(1) Includes 540,000 Shares held by Global Opportunities Breakaway MM LLC, of which Mr. Falcone is the managing member.

CUSIP No. 74443P104    13D/A    Page 3 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Global Opportunities Breakaway MM LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
540,000(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
540,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
540,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%(2)

14	TYPE OF REPORTING PERSON
OO

(2) Mr. Falcone is the managing member of Global Opportunities Breakaway MM LLC and has sole power to vote or dispose of the Shares.

CUSIP No. 74443P104    13D/A    Page 4 of 5

Item 1.	Security and Issuer.

This Amendment No. 22 ("Amendment No. 22") amends the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 17, 2014, Amendment No. 2 filed on May 23, 2014, Amendment No. 3 filed on December 3, 2014, Amendment No. 4 filed on March 17, 2015, Amendment No. 5 filed on March 24, 2015, Amendment No. 6 filed on August 10, 2015, Amendment No. 7 filed on September 2, 2015, Amendment No. 8 filed on October 9, 2015, Amendment No. 9 filed on October 16, 2015, Amendment No. 10 filed on November 9, 2015, Amendment No. 11 filed on November 19, 2015, Amendment No. 12 filed on December 29, 2015, Amendment No. 13 filed on January 14, 2016, Amendment No. 14 filed on March 25, 2016, Amendment No. 15 filed on April 18, 2015, Amendment No. 16 filed on August 31, 2016, Amendment No. 17 filed on November 10, 2016, Amendment No. 18 filed on November 17, 2016, Amendment No. 19 filed on February 16, 2017, Amendment No. 20 filed on March 20, 2017, and Amendment No. 21 filed on June 20, 2017 (as amended, the "Schedule 13D"), and relates to the shares of Common Stock, $0.001 par value (the "Shares"), of HC2 Holdings, Inc. (the "Issuer"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 22.

Item 5.	Interest in Securities of the Issuer.

References to the percentage ownership of Shares in this Schedule 13D are based upon 43,054,728 Shares stated to be outstanding as of October 31, 2017 by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the "SEC") on November 8, 2017.

(a, b)
As of the date hereof, Philip A. Falcone is the beneficial owner of 7,543,190 Shares, constituting 15.37% of the outstanding Shares and consisting of (i) 978,865 Shares owned directly by Mr. Falcone, (ii) 540,000 Shares owned by Global Opportunities Breakaway MM LLC (“Global Opportunities”), of which Mr. Falcone is the Managing Member and, as such, has the sole power to vote or dispose of such Shares, and (iii) 6,024,325 Shares which Mr. Falcone has the right to acquire within 60 days upon the exercise of outstanding options granted by the Issuer.

(c)	Neither Mr. Falcone nor Global Opportunities has effected any transactions in Shares in the past 60 days.

CUSIP No. 74443P104    13D/A    Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018

/s/ Philip A. Falcone
Philip A. Falcone